HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02 JAN 23 AM 8:38

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242


02002666

October 16, 2001

SEC FILE NO. 82-5146

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) A circular regarding general mandates to repurchase and issue shares, dated September 28, 2001;

(2) The Company's Annual Report for the year ended June 30, 2001;

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(3) The Company's announcement regarding the audited consolidated final results for the year ended June 30, 2001, dated September 20, 2001, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Times, both on September 21, 2001;

(4) A circular regarding the audited consolidated final results for the year ended June 30, 2001, dated September 20, 2001;

(5) The Company's announcement of annual general meeting to be held on November 5, 2001, dated September 20, 2001 published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Times, both on September 21, 2001;

(6) A circular regarding annual general meeting to be held on November 5, 2001, dated September 20, 2001; and

(7) A circular regarding board of directors' meeting to be held on September 20, 2001, dated September 10.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

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IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in shares, bank manager, solicitor, professional accountant, or other professional adviser.



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

GENERAL MANDATES
TO REPURCHASE AND ISSUE SHARES

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:— (1) the information contained in this circular is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this circular misleading; and (3) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

28th September 2001

In this circular, unless the context otherwise requires, the following expressions have the following meaning:

"AGM"	the Annual General Meeting of the Company to be held at the Bowen Room, Level 7, Conrad Hotel, Hong Kong on Monday, 5th November, 2001 at 4:00 p.m.;
"Company"	Vodatel Networks Holdings Limited;
"Directors"	directors of the Company from time to time;
"GEM"	the Growth Enterprise Market of the Stock Exchange;
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM;
"Latest Practicable Date"	20th September, 2001, being the latest practicable date prior to the printing of this circular;
"Shareholders"	shareholders of the Company from time to time;
"Shares"	ordinary shares of HK0.10 each in the share capital of the Company; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. José Manuel dos SANTOS *(Chairman)*
Mr. YIM Hong
Mr. KUAN Kin Man
Mr. HO Kwok Hung
Ms. Monica Maria NUNES

Independent Non-executive Directors:
Mr. CHUI Sai Cheong
Mr. LO King Chiu, Charles

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
Estrada D. Maria II
Ed. Industrial Cheong Long
4/F "B&C"
Macau

Principal Place of Business in Hong Kong:
Room 1401, 14th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

28th September 2001

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES

INTRODUCTION

On 23rd October 2000, resolutions were passed giving general mandates to the Directors to issue and allot Shares and to exercise the powers of the Company to repurchase its own Shares and to add the number of Shares repurchased (if any) pursuant to the aforesaid general mandate to repurchase Shares to the number of Shares that may be allotted to the aforesaid general mandate to allot, issue or otherwise deal with the Shares in accordance with the GEM Listing Rules. These general mandates will lapse at the conclusion of the Annual General Meeting to be held on 5th November 2001 ("the AGM") for the financial year ended 30th June 2001. It is therefore proposed to renew the general mandates to issue and allot Shares and to repurchase Shares.

* *For identification purposes only*

This is an explanatory statement given to all shareholders relating to a resolution to be proposed at the forthcoming AGM authorising the Repurchase Mandate.

This explanatory statement contains all the information required pursuant to Rule 13.08 of the GEM Listing Rules.

1. EXERCISE OF THE REPURCHASE MANDATE

Exercise in full of the Repurchase Mandate, on the basis of 607,984,000 shares of HK$0.10 each in issue as at 20th September 2001, the Latest Practicable Date prior to the printing of this circular, could result in up to 60,798,400 shares being repurchased by the Company during the period up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the Shareholders in general meeting, whichever occurs first.

2. REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per share.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Bye-Laws and the applicable laws of Bermuda. The Company may not purchase its own securities on the GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

4. GENERAL

There might be a material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules, the Bye-Laws of the Company and the applicable laws of Bermuda.

6. THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code"). As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the Shareholder's interests, could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, the following Shareholder had interests representing 10% or more of the issued share capital of the Company:

Substantial Shareholder	No. of Shares	Percentage of Issued Share Capital
Eve Resources Limited	293,388,000	48.26%

In the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the ordinary resolution to be proposed at the AGM, the total interests of the above Substantial Shareholder in the Shares would be increased to:

Substantial Shareholder	Percentage of Issued Share Capital
Eve Resources Limited	53.62%

and the Substantial Shareholder will not be obliged to make a mandatory offer under Rule 26 of the Takeovers Code in this aspect.

7. SHARE PURCHASE MADE BY THE COMPANY

During the financial year ended 31st June 2001, the Company repurchased on the Stock Exchange a total of 7,016,000 ordinary shares of HK$0.10 each in the share capital of the Company at an aggregate price of HK$6,475,559. Details of the repurchases are as follows:

Month of Repurchases	No. of Shares Repurchased	Price per Share Highest	Price per Share Lowest	Aggregate Price Paid
		HK$	*HK$*	*HK$*
February 2001	2,850,000	0.99	0.88	2,773,918
March 2001	3,896,000	0.96	0.81	3,471,972
April 2001	270,000	0.85	0.84	229,669
	7,016,000			6,475,559

8. CONNECTED PERSON OR PARTIES

No connected person (as defined in the GEM Listing Rules) has notified the Company that it has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

To the best of the knowledge of the Directors, having made all reasonable enquiries, none of the Directors or their respective associates (as defined in the GEM Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

9. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in the twelve months since 1st July 2000 were as follows:—

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
July 2000	1.40	1.09
August 2000	1.63	0.98
September 2000	1.89	1.22
October 2000	1.37	0.83
November 2000	1.13	0.90
December 2000	1.04	0.72
January 2001	1.00	0.74
February 2001	1.00	0.79
March 2001	0.98	0.77
April 2001	0.97	0.77
May 2001	1.29	0.82
June 2001	1.17	0.85

10. PROXY

A form of proxy for use at the AGM is enclosed with this circular. Whether or not you intend to attend the meeting, Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should the Shareholders so desire.

8. 關連或聯繫人士

概無任何關連人士(定義見創業板上市規則)知會本公司，表示現時有意將股份售予本公司，亦無承諾不會將股份售予本公司，惟倘購回授權經股東批准則除外。

董事在作出一切合理查詢後深知，倘股東批准購回授權，董事或彼等各自之聯繫人士(定義見創業板上市規則)目前無意出售股份予本公司。

9. 股價

本公司股份自二零零零年七月一日起十二個月在聯交所所錄得每月的最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零零年七月	1.40	1.09
二零零零年八月	1.63	0.98
二零零零年九月	1.89	1.22
二零零零年十月	1.37	0.83
二零零零年十一月	1.13	0.90
二零零零年十二月	1.04	0.72
二零零一年一月	1.00	0.74
二零零一年二月	1.00	0.79
二零零一年三月	0.98	0.77
二零零一年四月	0.97	0.77
二零零一年五月	1.29	0.82
二零零一年六月	1.17	0.85

10. 授權代表

本函件隨附週年大會之代表委任表格乙份。不論股東會否出席大會，均務請盡快將代表委任表格填妥及交回本公司香港的主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，惟無論如何最遲須於大會指定舉行時間四十八小時前交回。股東於填妥及交回代表委任表格後，仍可出席股東週年大會並於會上投票。

6. 香港公司收購及合併守則

倘購回股份導致某股東於本公司投票權所佔權益比例有所增加，則就香港公司收購及合併守則(「守則」)而言，該項增加將被當作一項收購。因此，一名股東或一群一致行動之股東(按守則所指之涵義)取得或鞏固於本公司之控制權(視乎股東權益增加之程度)，須根據守則第26條提出強制性收購建議。

於最後可行日期，擁有本公司已發行股本10%或以上權益之股東如下：

主要股東	股份數目	已發行股本百分比
Eve Resources Limited	293,388,000	48.26%

倘董事根據於股東週年大會提呈之普通決議案之條款行使全部權力購回股份，則上述主要股東擁有之權益總額將增至：

主要股東	已發行股本百分比
Eve Resources Limited	53.62%

而根據收購守則第26條該等主要股東將毋須提出強制性收購建議。

7. 本公司購回股份

於截至二零零一年六月三十日止財政年度內，本公司於聯交所購回本公司股本中合共7,016,000股每股面值0.10港元的普通股，價格總額為6,475,559港元。購回的詳情如下：

購回股份	購回股份數目	每股股份價格 最高 港元	每股股份價格 最低 港元	已付價格總額 港元
二零零一年二月	2,850,000	0.99	0.88	2,773,918
二零零一年三月	3,896,000	0.96	0.81	3,471,972
二零零一年四月	270,000	0.85	0.84	229,669
	7,016,000			6,475,559

本說明函件乃就本公司在即將召開之股東週年大會上提呈購回授權之決議案而發給所有股東。

本說明函件載有根據創業板上市規則第13.08條規定之所有資料。

1. 行使購回授權

假設購回授權獲悉數行使，按本公司於二零零一年九月二十日，即本通函付印前之最後可行日期，已發行每股面值0.10港元之股份607,984,000股之基準計算，本公司直至(i)本公司下屆股東週年大會結束；(ii)本公司之公司細則或任何適用法例規定本公司下屆股東週年大會須舉行期限屆滿；或(iii)本公司股東在股東大會上以普通決議案撤回、修訂或重新授出購回授權(以較早發生者為準)之期間內可購回之股份最多可達60,798,400股。

2. 購回證券之理由

董事僅在相信購回股份會對本公司及其股東有利之情況下，始會進行購回。該等購回可能導致本公司之資產淨值及／或每股盈利增加，惟須視乎當時之市況及資金安排而定。

3. 購回之資金

購回股份時，本公司僅可動用根據其公司細則及百慕達之適用法例可合法撥作此用途之資金。本公司不得以現金以外之代價或聯交所不時訂定之交易規則所規定之付款方式以外之其他方式，在創業板購回其證券。

4. 一般事項

倘購回授權獲全面行使，可能會對本公司之營運資金或資本負債水平構成重大不利影響。然而，董事會不擬在對本公司之營運資金要求或董事認為不時適合本公司之資本負債水平構成重大不利影響之情況下行使購回授權。

5. 承諾

董事已向聯交所承諾，其將(在適用之情況下)根據當時之創業板上市規則、本公司細則及百慕達之適用法例行使購回授權。

隨附供股東週年大會使用的代表委任表格。無論　閣下擬出席股東週年大會與否，務請將隨附的代表委任表格按照表格上印備的指示填妥及於股東週年大會指定舉行時間48小時前交回本公司的香港主要營業地點(列載於召開大會通告及代表委任表格內之地址)。

推薦意見

董事相信，購回授權、發行授權及擴大發行授權符合本公司及其股東的最佳利益。購回授權或會導致提高本公司及其每股淨資產及／或每股盈利的淨值，但須視乎當時的市況及資金安排，且只會在董事相信購回股份有利於本公司及其股東的情況下，方會進行。因此，董事推薦本公司全體股東投票贊成股東週年大會通告所載的所有決議案。

此致

列位股東　台照

代表
愛達利網絡控股有限公司
董事會
主席
José Manuel dos Santos
謹啟

二零零一年九月二十八日

董事認為，董事獲授一般授權(i)購回股份；(ii)配發、發行或以其他方式買賣股份或可轉換為股份的證券或購股權、認股權證或可認購股份或作出或授出售股建議、協議、購股權的類似權利及其他權利，或發行認股權證及其他證券，包括債券、公司債券及可換股票據，而此將或可能須行使該等權力；及(iii)加入根據購回授權購回本公司股本總額，藉以擴大發行股份的一般授權，符合本公司及其股東的最佳利益。

根據百慕達一九八一年公司法（經修訂）及創業板上市規則，本公司須給予其股東一切合理必需的資料，以便股東就是否投票贊成於股東週年大會上擬提呈延續發行及配發股份及購回股份的一般授權的決議案，作出知情的決定。本文件乃就此目的而編製。創業板上市規則規定收錄於本文件的說明書載於附錄。

購回股份的一般授權

本公司將於股東週年大會上提呈一項普通決議案，授予董事一般授權，以便董事可在有關期間（定義見股東週年大會通告（「通告」）第5(B)(c)項決議案）購回股份，但須受本通函所載的條款限制（「購回授權」）。股東應注意，根據通告第5(B)(c)項決議案所載的授權可能購回證券的最高數目，最多將佔本公司於通過該項決議案之日已發行股本總面值10%。

發行股份的一般授權

本公司將於股東週年大會上通過通告第5(A)項決議案所載的普通決議案，授予董事一般授權，於有關期間內（定義見通告第5(A)(d)項決議案）行使本公司權力，配發、發行及以其他方式處理額外股份，最多達本公司於通過該決議案當日已發行股本總面值20%（「發行授權」）。此外，本公司亦將提呈一項普通決議案，藉於根據發行授權可能配發或同意有條件或無條件配發的股份總數，加入根據購回授權（倘於股東週年大會上授出）所購回的股份數目（如有），擴大發行授權。

股東週年大會

本公司將於二零零一年十一月五日星期一下午四時正假座香港港麗酒店七樓寶宏廳舉行的股東週年大會，召開大會通告載於年報第68至第71頁，會上將提呈普通決議案，以批准購回授權、發行授權及擴大發行授權。



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

執行董事：
José Manuel dos SANTOS先生(主席)
嚴康先生
關鍵文先生
何國雄先生
Monica Maria NUNES女士

獨立非執行董事：
崔世昌先生
盧景昭先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點：
澳門
馬交石炮台馬路
昌龍工業大廈
5樓B及C室

香港主要營業地點：
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

敬啟者：

購回及發行股份之
一般授權

緒言

於二零零零年十月二十三日，本公司已根據創業板上市規則通過決議案，授予董事一般授權，以發行及配發股份，以及行使本公司購回其本身股份的權力，加入根據上述購回股份的一般授權所購回的股份數目(如有)，以及根據上述配發、發行或以其他方式處理股份的一般授權可能配發的股份數目。該等一般授權將於二零零一年十一月五日舉行截至二零零一年六月三十日止財政年度的股東週年大會(「股東週年大會」)結束時失效。因此，本公司建議延續發行及配發股份，以及購回股份的一般授權。

* 僅供識別

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	訂於二零零一年十一月五日(星期一)下午四時正假座香港港麗酒店七樓寶宏廳召開本公司股東週年大會；
「本公司」	指	愛達利網絡控股有限公司；
「董事」	指	本公司當時的董事；
「創業板」	指	聯交所創業板；
「創業板上市規則」	指	聯交所創業板證券上市規則；
「最後可行日期」	指	本通函付印前的最後實際可行日期，即二零零一年九月二十日；
「股東」	指	本公司當時的股東；
「股份」	指	本公司股本中每股面值0.10港元的普通股；及
「聯交所」	指	香港聯合交易所有限公司

重要文件

閣下對本文件各方面內容或應採取的行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

購回及發行股份之
一般授權

香港聯合交易所有限公司(「聯交所」)對本通函之內容概不負責，對其準確性或完備性亦不發表任何聲明，並明確表示不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本通函(愛達利網絡控股有限公司各董事願共同及個別承擔全部責任)載有遵照香港聯合交易所有限公司創業板證券上市規則的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本通函所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何事實致使本通函所載任何聲明產生誤導；及(3)本通函內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理之基準及假設為依據。

二零零一年九月二十八日

* 僅供識別

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Website: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

Highlights

- Six consecutive years of turnover growth and profit making record. Turnover soared 13.4% from HK$482.3 million to HK$546.9 million and net profit reached HK$80.8 million for the fiscal year ended 30th June, 2001.
- Successful in expanding our customer base into Tianjin, Shanxi and Tibet, with Vodatel now supporting the public data networks of the local telecommunications service providers in 16 provinces, municipalities and autonomous regions. Also, successful in further penetrating into alternate carriers, including Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo
- Received good response from the promotion of integrated network concept, including the HK$138.6 million contract awarded by Guangdong China Telecom to expand, upgrade and integrate their DDN and broadband networks
- Made a major breakthrough into the broadband IP Metropolitan market with HK$32.7 million contract awarded by Jiaxing China Telecom and HK$35.8 million contract awarded by Jilin China Telecom
- Continued to invest in our technical support so as to position Vodatel as the trusted technical partner for local and international equipment vendors and service providers in China. We have further extended our reach, with Vodatel's technical support centres now span in 13 provinces across China
- Vodatel Crossland completed the development of the first phase of the IP network management system, with the system installed at customer site for trial run in progress

RESULTS

The Board of Directors is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30th June, 2001, together with the comparative audited figures for the corresponding year ended 30th June, 2000 as follows:

	Note	2001 HK$'000	2000 HK$'000
Turnover	2	546,915	482,267
Cost of sales		(397,933)	(340,675)
Gross profit		148,982	141,592
Other revenues	2	11,773	10,296
Selling expenses		(5,745)	(10,716)
Administrative expenses		(57,622)	(48,034)
Operating profit		97,388	93,138
Share of losses of associated companies		(2,155)	(337)
Profit before taxation		95,233	92,801
Taxation	3	(14,429)	(14,616)
Profit attributable to shareholders		80,804	78,185
Dividends		(12,160)	(19,577)
Profit for the year retained		68,644	58,608
Basic earnings per share (HK cents)	4	13.2	14.6

Movement in reserves of the Group during the year were as follows:

	Share Premium HK$'000	Capital Redemption Reserve HK$'000	Investment Revaluation Reserve HK$'000	Retained Earnings HK$'000	Merger Reserve HK$'000	Total HK$'000
At 1st July 1999	—	—	—	14,246	35,549	49,795
Placing of shares	153,135	—	—	—	—	153,135
Placing and listing expenses	(11,921)	—	—	—	—	(11,921)
Capitalisation issue	(48,850)	—	—	—	—	(48,850)
Surplus on revaluation of investment securities	—	—	1,399	—	—	1,399
Profit for the year retained	—	—	—	58,608	—	58,608
Goodwill written off on acquisition of associated companies	—	—	—	(28,232)	—	(28,232)
At 30th June 2000	92,364	—	1,399	44,622	35,549	173,934
Company and subsidiaries	92,364	—	1,399	44,959	35,549	174,271
Associated companies	—	—	—	(337)	—	(337)
At 30th June 2000	92,364	[illegible]	1,399	[illegible]	[illegible]	[illegible]

REVIEW OF BUSINESS OPERATIONS

Data Networks Infrastructure

Construction of public data infrastructure for telecommunications service providers in China remains the core business of Vodatel. Despite an uneven year for the global economy, China's telecommunications sector maintains its momentum as the market is aggravated with the emergence of new market forces, such as China Mobile, Unicom, Netcom, Jitong, China Railcom and cable TV operators ("CATV").

Our continuous effort in the promotion of the integrated network concept, i.e. integrating DDN and broadband networks (Frame Relay and ATM) to form a unified platform, reaps us rewards. During the year, we received strong orders from China Telecom to expand and integrate their networks. Major projects awarded to us included the HK$11.0 million contract from Qingdao China Telecom and an aggregate of HK$32.6 million contracts from Shanghai China Telecom. We are particularly proud to be awarded the HK$138.6 million contract from Guangdong China Telecom to expand and upgrade their existing networks and to integrate their DDN and broadband network — a project that demonstrated Vodatel's in-depth experience and technical capability are recognized in the market.

To reinforce our growth momentum and to further build our recurring earnings, we have used our strengths in market knowledge and technical capability to capture more customers, not to mention capitalizing on the mandate of the Chinese Government to "Go West". During the year, we successfully expanded into 3 new territories, namely Tianjin, Shanxi and Tibet and further penetrated into alternate carriers, including Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo. Today, Vodatel marks its footprints in 16 provinces, municipalities and autonomous regions in China, working in collaboration with the local telecommunications service providers to support their public data networks.

With the generalization of broadband networks to become accessible for the general public, IP Metropolitan network has become one of the focuses of broadband network construction. To enter into this arena, we have taken up the distributorships of Juniper for its new generation core routers and Extreme for its core switches. Combining world-class products and our established relationships with our carrier customers, we successfully broke into the broadband IP Metropolitan market and secured two landmark projects — on a city level, the HK$32.7 million contract awarded by Jiaxing China Telecom; and on a provincial level, the HK$35.8 million contract awarded by Jilin China Telecom.

To become the destination of choice for telecommunications service providers for network solutions, it is necessary to broaden our array of carrier-class products. Therefore, in addition to representing Alcatel, Juniper and Extreme, we have also taken up the distributorships of Cosine for its VPN and Alidian for its Metro DWDM equipment. To bolster the margin of the IP projects, we have joint forces with Vodatel Crossland to develop a network management system, named VCMS, to manage and support traffic from different vendors running over the broadband IP networks. VCMS has been built to equip with management redundancy, on-line documentation functions, data collection, network trending and analysis functionality features. Development of the first phase of VCMS has been completed in June 2001 and field trial run at our customer site is in progress.

Technical Services

With the vision to become the trusted technical partner for both local and international equipment vendors and service providers, we have continued to upgrade our technical support team into a carrier-class nationwide support center. To strengthen our technology know-how and technical expertise, we have recruited experienced engineers with diversified networking background and provided training to excel their domain knowledge.

We have set up more new representative offices to expand our geographical reach in China and to establish a solid network of relationships with the local telecommunications service providers in each province. Today, Vodatel operates representative offices in 13 provinces, all backed by a team of local network engineers. We also run a 24-hour hotline center in Zhuhai and a service hub in Guangzhou to provide nationwide backup support.

Wireless Communications

During the year, LG TOPS, our CDMA Wireless Local Loop ("WLL") joint venture with Korean-based LG, in which Vodatel has 9.8% equity interest, successfully penetrated into the wireless communications market, winning contract from Guangzhou China Telecom to supply CDMA WLL systems and various contracts from China Unicom in the city of Chengdu, Sichuan

• Enhance broadband data networks applications	• Commenced in-house research and development of a surveillance system riding over broadband network Development of the first phase of the network management system by Vodatel Crossland to manage IP traffic has been completed and field trial run at our customer site in progress
• Continue to research wide-band CDMA applications	• On hold with close monitoring of the market development of CDMA
• Enhance e-commerce applications	• Conducted by Vodatel Crossland, we are in process of incorporating security features into vcShare, the self-developed stock-trading platform connected to the Third Generation Automatic Matching System of the Stock Exchange of Hong Kong, to strengthen the functionality of the platform
• Enhance Internet access solutions	• Developed by Vodatel Crossland, enhancement of the set-top box with broadband connection capability underway

Acquisitions, joint ventures and collaborations

• Continue to explore collaboration opportunities in the areas of ISP/ICP and other Internet-related applications in the PRC and the Asia Pacific region	• Took up 28% equity interests in Guangzhou Information Communication Co., Ltd., which is engaged in the provision of internet related data services in Guangzhou

Subsidiaries, representative offices and branches

• Evaluate need to establish new offices to cope with business expansion	• Three new representative offices in China, namely in the cities of Changchun, Tianjin and Xian, have been established

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th June, 2001, the interests of the Directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,000	Personal
Mr. Ho Kwok Hung	706,000	Personal

Note: The 293,388,000 shares are owned by Eve Resources Limited, which is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, the Chairman of the Company, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the board of directors of the Company may, at its discretion, grant options to eligible employees of the Group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options can be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 16th August, 2000, share options to subscribe for 1,450,000 shares were granted to certain directors of the Company. Details of the share options which have been granted to the directors of the Company as at 16th August, 2000 are as follows:

Name of Directors	Number of Shares (Options)

Company and subsidiaries	92,364	—	1,399	44,959	35,549	174,271
Associated companies	—	—	—	(337)	—	(337)
At 30th June 2000	92,364	—	1,399	44,622	35,549	173,934
At 1st July 2000	92,364	—	1,399	44,622	35,549	173,934
Repurchase of shares	(5,774)	702	—	(702)	—	(5,774)
Deficit on revaluation of investment securities	—	—	(1,254)	—	—	(1,254)
Profit for the year retained	—	—	—	68,644	—	68,644
Goodwill written off on acquisition of subsidiaries	—	—	—	(15,697)	—	(15,697)
At 30th June 2001	86,590	702	145	96,867	35,549	219,853
Company and subsidiaries	86,590	702	145	99,465	35,549	222,451
Associated companies	—	—	—	(2,598)	—	(2,598)
At 30th June 2001	86,590	702	145	96,867	35,549	219,583

Notes:

1. **Group reorganisation and basis of preparation**

   (a) The accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention as modified by the revaluation of investment securities.

   (b) On 10th February 2000, the Company became the holding company of other companies comprising the Group pursuant to a group reorganisation ("the Reorganisation") which included exchanges of shares. The Reorganisation involved companies under common control, and the Company and its subsidiaries resulting from the Reorganisation have been regarded as a continuing group. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the consolidated results of the Group for the year ended 30th June 2000 included the results of the Company and its subsidiaries with effect from 1st July 1999 or since their respective dates of incorporation, where this is a shorter period, as if the current group structure had been in existence throughout the year ended 30th June 2000.

2. **Revenues and Turnover**

   Revenue from the design and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation, which generally coincides with the time when the goods are delivered to the customers.

   Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

   The Group is principally engaged in providing design and implementation of networking and related engineering services. Revenues recognised during the year are as follows:

	Group 2001 HK$'000	Group 2000 HK$'000
Turnover		
Design and implementation of data networking systems and provision of related engineering services	471,885	428,385
Sale of goods	75,030	53,882
	546,915	482,267
Other revenues		
Dividend income from listed investments	686	—
Interest income	11,087	10,296
	11,773	10,296
Total revenues	558,688	492,563

3. **Taxation**

   The taxation charge comprises:

	Group 2001 HK$'000	Group 2000 HK$'000
Hong Kong profits tax (note a)	—	—
Macau complementary profits tax (note b)	14,429	14,616
	14,429	14,616

   (a) No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the year.

   (b) Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau.

   (c) There was no material unprovided deferred taxation for the year (2000: Nil).

4. **Earnings per share**

   The calculation of basic earnings per share is based on the Group's profit attributable to shareholders of HK$80,804,000(2000: HK$78,185,000). The basic earnings per share is based on the weighted average of 612,184,331 ordinary shares (2000: 533,701,000 shares) in issue during the year.

   Diluted earnings per share for the years ended 30th June 2001 and 2000 respectively was not disclosed as there were no dilutive potential ordinary shares.

DIVIDENDS

The directors propose a final dividend of 2.0 HK cents (2000: 1.5 HK cents) per share to be paid to the shareholders whose names appear on the register of members of the Company on 5th November, 2001. The dividend will be payable on 19th November, 2001.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 1st November, 2001 to Monday, 5th November, 2001, both days inclusive, during which period no transfer of shares may be registered. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration, not later than 4:00 p.m. on Wednesday, 31st October, 2001.

During the year, LG TOPS, our CDMA Wireless Local Loop ("WLL") joint venture with Korean-based LG, in which Vodatel has 9.8% equity interest, successfully penetrated into the wireless communications market, winning contract from Guangzhou China Telecom to supply CDMA WLL systems and various contracts from China Unicom in the city of Chengdu, Sichuan Province to provide CDMA cellular systems and terminals. In addition, as the production subsidiary for ADSL business of LG in China, LG TOPS successfully signed an equipment agreement with Xinjiang China Telecom to supply ADSL equipment, which is developed from LG's own technology.

E-Commerce

Our e-commerce business has been adversely affected by the global agitation in e-commerce. Nevertheless, the vcBook, an access device with smart card developed by Vodatel Crossland, has been successfully installed at selected branches of Bank of America (Asia) Ltd. in Hong Kong for self-directed retail investors to trade stocks. In addition, the New Economy Trading Platform ("NETP") has also been successfully employed by the Government of Macau, with a contract awarded by a department under the Government of Macau to develop applicable e-solutions deployed from NETP.

Self-Developed Products

Encouraged by the success from the development of VodaImage, which has been sold and installed at various mobile bureaus in the Guangdong Province, including Zhongshan, Zhuhai, Shantou and Shenzhen, we have commenced the research and development of a surveillance system. This surveillance system will ride on TCP/IP protocols, hence allowing easy transmission of video, image and voice signals over LAN, WAN or Internet.

FUTURE PROSPECTS

Our commitment to increase our bottom line remains our highest priority. We will use our greatest strengths — our market knowledge, established presence and strong customer relationships — to increase shareholders' value and to achieve consistently solid results year after year. We will continue to tightly manage our business to deliver growth, strive ways to improve our net profit margin by introducing innovative value-added services and keeping close watch on our overhead costs.

China's entry into WTO and Beijing to host the Olympic Games for Year 2008 will inspire the opening up of this huge potential market. With deep roots in China, we believe that our on-the-ground presence, in-depth understanding of local conditions and proven ability to deliver on-the-ground solutions will well position Vodatel as the preferred partner for both local and foreign telecommunications service providers to further expand their reach in China.

China is our primary market, as it always has been over the last 10 years. As we continue to build our successful story in China, we will use our experience in network infrastructure construction to explore new business opportunities and to expand our coverage in the Asia Pacific Region.

COMPARISON OF BUSINESS OBJECTIVES AS SET OUT IN PROSPECTUS DATED 16TH FEBRUARY, 2000 WITH ACTUAL BUSINESS PROGRESS IN RESPECT OF THE SIX MONTHS PERIOD TO 30TH JUNE, 2001

Business Objectives	Actual Business Progress
Revenue and business development	
• Continue the business development activities from the last period	• Strong orders received from China Telecom at both the provincial and municipal levels to upgrade and expand their DDN and Frame Relay/ATM data networks. In addition, we made a breakthrough into the broadband IP Metropolitan market with contracts awarded from Jiaxing China Telecom and Jilin China Telecom and successfully penetrated further into alternate carriers, including Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo. During the period, our array of networking products has been expanded through the taking up of the distributorships of Extreme for its core switches, Cosine for its VPN and Alidian for its Metro DWDM equipment
• Expand sales from integrated data networks, comprising DDN and Frame Relay/ATM and Internet access equipment to existing clients in major and other provinces/cities in the PRC	• Result from the promotion of such concept has been encouraging. Among the projects awarded included the HK$138.6 million contract from Guangdong China Telecom to expand its existing DDN and broadband networks and to integrate the two networks together to form an integrated network. Other contracts secured from Qingdao China Telecom, Shanghai China Telecom and Jiangxi China Telecom
• Explore business opportunities in other Asia Pacific region	• Conducted field visits to selected countries in the Asia Pacific region
• Generate sales from mobile networking solutions for operators in major provinces/cities and promote the solutions to other provinces/cities in the PRC	• Carried out through LG TOPS, with contracts being awarded by Guangzhou China Telecom and Chengdu Unicom in the Sichuan Province
• Promote broadband mobile data solutions to clients in major provinces/cities in the PRC	• Due to uncertain market conditions, promotion has been delayed
Technical and engineering support	
• Explore business opportunities in areas in facility management and network outsourcing in the PRC	• Promotion and sale of networking equipment and related services to Internet Data Centre in China to support its facility management services
R&D	
• Develop electronic payment system	• Undertook by Vodatel Crossland, with the development of the electronic payment system completed and currently in the process of interfacing it with the payment gateway of the New Economy Trading Platform

Name of Directors	Number of Shares Options
Mr. José Manuel dos Santos	290,000
Mr. Yim Hong	290,000
Mr. Kuan Kin Man	290,000
Ms. Monica Maria Nunes	290,000
Mr. Ho Kwok Hung	290,000
	1,450,000

The exercise price of the above share options is HK$1.19 and the exercisable period is from 16th August, 2000 to 15th August, 2003. As at 30th June, 2001, none of the options granted to the directors have been exercised or cancelled.

On 1st August, 2001, share options to subscribe for 2,088,000 shares were granted to certain directors of the Company. Details of the share options which have been granted to the directors of the Company as at 1st August, 2001 are as follows:

Name of Directors	Numbers of Shares Options
Mr. José Manuel dos Santos	522,000
Mr. Yim Hong	522,000
Mr. Kuan Kin Man	522,000
Ms. Monica Maria Nunes	522,000
	2,088,000

The exercise price of the above share options is HK$0.79 and the exercisable period is from 1st February, 2002 to 31st July, 2004.

Save as disclosed above, none of the Directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the year under review was the Company or its subsidiaries a party to any arrangements to enable the Directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2001, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

The Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), its directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules), has no interests in the Company as at 30th June, 2001 and 20th September, 2001 respectively.

Pursuant to the agreement dated 16th February, 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February, 2000 to 30th June 2002.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased on the Stock Exchange a total of 7,016,000 ordinary shares of HK$0.10 each in the share capital of the Company at an aggregate price of HK$6,475,559, details of which are as follows:

Month of Repurchase	No. of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Price Paid HK$
February 2001	2,850,000	0.99	0.88	2,773,918
March 2001	3,896,000	0.96	0.81	3,471,972
April 2001	270,000	0.85	0.84	229,669
	7,016,000			6,475,559

The Directors of the Company considered that the above repurchases were made with a view to enhance the net assets and earnings per share of the Company. These shares were cancelled upon repurchase and the issued share capital of the Company was correspondingly reduced.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 20th September, 2001

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網址：http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

摘要

- 連續六年錄得營業額增長及溢利。截至二零零一年六月三十日營業額由482,300,000港元上升13.4%至546,900,000港元，而純利則達到80,800,000港元。
- 成功擴展本公司的客戶基礎至天津、山西及西藏。現時愛達利在中國十六個省、市及自治區為當地的電訊運營商的公共數據網絡提供服務。同時，成功進一步進佔其他網絡商的市場，包括中國聯通於江蘇及陝西省的市場，以及Shanghai East China Broadcasting Net、湖南中國移動及有線電視於蘇州及淄博的市場。
- 推廣綜合網絡概念並獲得良好的反應，包括獲得廣東中國電信批出138,600,000港元的合約，負責擴充、提升及整合其DDN及寬頻網絡。
- 於IP寬帶城域網市場取得重大突破，分別獲得嘉興中國電信及吉林中國電信批出32,700,000港元及35,800,000港元的合約。
- 持續投資於技術支援方面，致力將愛達利發展成為中國當地及國際設備商家及服務供應商值得信賴的技術伙伴。本公司更進一步伸展愛達利技術支援中心至中國十三個省份。
- Vodatel Crossland完成第一期開發IP網絡管理系統，同時於客戶處安裝系統試用的工程正進行中。

業績

董事會欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零一年六月三十日止年度的經審核綜合業績，連同截至二零零零年六月三十日止年度的經審核比較數字如下：

	附註	二零零一年 千港元	二零零零年 千港元
營業額	2	546,915	482,267
銷售成本		(397,933)	(340,675)
毛利		148,982	141,592
其他收益	2	11,773	10,296
銷售開支		(5,745)	(10,716)
行政開支		(57,622)	(48,034)
經營溢利		97,388	93,138
應佔聯營公司虧損		(2,155)	(337)
除稅前溢利		95,233	92,801
稅項	3	(14,429)	(14,616)
股東應佔溢利		80,804	78,185
股息		(12,160)	(19,577)
本年度保留溢利		68,644	58,608
每股基本盈利(港仙)	4	13.2	14.6

年內本集團儲備變動如下：

	股份溢價 千港元	購回股本儲備 千港元	投資重估儲備 千港元	保留溢利 千港元	合併儲備 千港元	合共 千港元
於一九九九年七月一日	–	–	–	14,246	35,549	49,795
股份配售	153,135	–	–	–	–	153,135
配售及上市開支	(11,921)	–	–	–	–	(11,921)
資本化發行	(48,850)	–	–	–	–	(48,850)
重估投資證券盈餘	–	–	1,399	–	–	1,399
本年度保留溢利	–	–	–	58,608	–	58,608
收購聯營公司的商譽撇銷	–	–	–	(28,232)	–	(28,232)
於二零零零年六月三十日	92,364	–	1,399	44,622	35,549	173,934
本公司及附屬公司	92,364	–	1,399	44,959	35,549	174,271

業務經營回顧

數據網絡基建

愛達利的核心業務依然是為中國電訊服務供應商建造公眾數據基建。儘管過去一年全球經濟不穩定，由於市場受到例如中國移動、中國聯通、網通、吉通、中國鐵通及有線電視經營商(「有線電視」)等新興力量衝擊，中國的電訊市場能維繫增長。

我們不斷致力推廣綜合網絡概念－整合數碼數據網絡及寬頻數據網絡(幀中繼及ATM)，以組成一體式平台為本公司帶來回報。年內，我們獲得中國電信的大量訂單，以擴充及整合他們的網絡。批予本公司的主要項目，包括青島中國電信批出11,000,000港元合約及上海中國電信批出合共32,600,000港元合約。我們尤其對獲得廣東中國電信批出138,600,000港元的合約以擴充及提升他們的現有網絡及整合數碼數據網絡及寬頻數據網絡感到自豪－該項目充份顯示出愛達利深厚的經驗及技術能力於市場上得到確認。

為增強我們的增長動力及進一步鞏固我們的經常性盈利，除了爭取受惠於中國政府「開發西部」的號召外，我們亦利用本身的市場知識及技術能力，以爭取更多市場。年內，我們成功於天津、山西及西藏三個新地區擴展用戶群，並進一步打入其他營運商市場，包括江蘇及陝西省的中國聯通、Shanghai East China Broadcasting Net、湖南中國移動及蘇州及淄博的有線電視。時至今日，愛達利的足跡遍佈中國十六個省份、直轄市及自治區，與當地的電訊運營商攜手合作，為他們的公眾數據網絡提供服務。

隨着一般市民能夠連接寬頻網絡的趨勢日漸普及，IP寬頻城域網絡成為寬頻網絡建造的重點之一。為打入競爭市場，我們已取得Juniper的新一代核心路由器及Extreme的核心交換器的經銷權。結合世界級產品及我們與電訊營運商客戶的友好關係，我們成功打入寬頻IP城域網絡市場，並取得兩個大項目。在市級方面，獲得嘉興中國電信批出32,700,000港元的合約；而省級方面，則獲得吉林中國電信批出35,800,000港元的合約。

為成為電訊服務供應商在網絡解決方案時的優先選擇，我們有需要擴闊我們代理的先進產品。因此，除經銷Alcatel 、Juniper及Extreme外，我們亦已取得Cosine的VPN及Alidian的Metro DWDM設備的代理權。為提高IP項目的毛利率，我們已聯合Vodatel Crossland開發一項名為VCMS的網絡管理系統，以管理及支援於IP網絡上運作的不同供應商的通訊產品。VCMS的功能包括後備管理、網上文書、數據收集、網絡動向及分析等。VCMS的第一期開發工作已於二零零一年六月完成，於客戶的網絡上進行測試的工作正在展開。

技術服務

為實現本公司的理想成為本地與國際設備供應商與服務供應商的可靠技術合作夥伴，我們已繼續將本公司的技術支援隊伍提升至支援營運商規範的全國支援中心。為增強我們的技術知識及技術專家，我們已招聘具有多元化網絡背景而經驗豐富的工程師，並且提供培訓使他們在其領域知識中盡展所長。

我們已成立更多新的代表辦事處，以擴展我們於中國的業務版圖，並與各個省份的當地電訊服務供應商建立穩固的關係網絡。時至今日，愛達利於十三個省份設有代

• 持續研究寬頻CDMA應用	• 暫緩但密切留意CDMA市場發展
• 提升電子商貿應用	• 由Vodatel Crossland進行，本集團正融合核證功能於vcShare之中，與香港聯交所的第三代自動對盤系統連接自行開發的股票交易平台，以加強平台的功能
• 提升互聯網接入方案	• 由Vodatel Crossland開發，為機頂盒寬帶連接能力進行提升工程

收購、合營及合作

• 持續尋找中國及亞太區ISP／ICP及其他互聯網相關應用的合作機會	• 取得Guangzhou Information Communication Co., Ltd.28%的股本權益。Guangzhou Information Communication Co., Ltd.於廣州從事提供互聯網相關數據服務

附屬公司、代表辦事處及分公司

• 評核成立新辦事處以應付業務擴展的需要	• 已於中國成立三個新辦事處，分別位於長春、天津及西安

董事的股本及購股權權益

於二零零一年六月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益如下：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司 (附註)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女仕	2,452,000	個人
何國雄先生	706,000	個人

附註：293,388,000股股份由Eve Resources Limited擁有，Eve Resources Limited由本公司主席José Manuel dos Santos先生擁有的一間全資公司持有，作為全權家族信託的信託人。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零零年八月十六日，將可認購1,450,000股股份的購股權授予本公司的若干董事。於二零零零年八月十六日，本公司董事已獲授的購股權詳情如下：

董事姓名	購股權數目
José Manuel dos Santos先生	290,000
嚴康先生	290,000
關鍵文先生	290,000

於二零零零年六月三十日	92,364	–	1,399	44,622	35,549	173,934
本公司及附屬公司	92,364	–	1,399	44,959	35,549	174,271
聯營公司	–	–	–	(337)	–	(337)
於二零零零年六月三十日	92,364	–	1,399	44,622	35,549	173,934
於二零零零年七月一日	92,364	–	1,399	44,622	35,549	173,934
股份購回	(5,774)	702	–	(702)	–	(5,774)
重估投資證券虧絀	–	–	(1,254)	–	–	(1,254)
本年度保留溢利	–	–	–	68,644	–	68,644
收購附屬公司的商譽撇銷	–	–	–	(15,697)	–	(15,697)
於二零零一年六月三十日	86,590	702	145	96,867	35,549	219,853
本公司及附屬公司	86,590	702	145	99,465	35,549	222,451
聯營公司	–	–	–	(2,598)	–	(2,598)
於二零零一年六月三十日	86,590	702	145	96,867	35,549	219,583

附註：

1. 集團重組及呈列基準

(a) 賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本常規法編製，惟就證券投資之重估予以修訂。

(b) 於二零零零年二月十日，本公司根據涉及股份交換之集團重組計劃(「重組」)成為本集團屬下其他公司之控股公司。重組涉及受共同控制之公司，而本公司及其附屬公司於重組後被視作持續經營集團。因此，重組乃以合併會計基準處理，所以本集團截至二零零零年六月三十日止年度的綜合業績包括本公司及其附屬公司自一九九九年七月一日或彼等各自的註冊成立日期(以較短期間為準)起生效的業績，而本集團的現有結構於截至二零零零年六月三十日止年度一直存在。

2. 收益及營業額

數據網絡系統設計與開發及提供相關工程服務所得收益乃於妥善完成安裝後確認，一般與貨品交付客戶時同時發生。

貨品銷售所得收益乃於風險轉移及擁有權交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

本集團主要從事提供數據網絡系統，設計與開發及相關工程服務。年內已確認的收益如下：

	本集團 二零零一年 千港元	二零零零年 千港元
營業額		
數據網絡系統，設計與開發及提供相關工程服務	471,885	428,385
貨品銷售	75,030	53,882
	546,915	482,267
其他收益		
投資上市證券所得股息	686	–
利息收入	11,087	10,296
	11,773	10,296
收益總額	558,688	492,563

3. 稅項

稅項支出包括：

	本集團 二零零一年 千港元	二零零零年 千港元
香港利得稅(附註a)	–	–
澳門補充利得稅(附註b)	14,429	14,616
	14,429	14,616

(a) 本集團於本年度並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

(b) 澳門補充利得稅是按本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

(c) 本年度並無任何重大未撥備遞延稅項(二零零零年：無)。

4. 每股盈利

每股基本盈利乃按本集團股東應佔溢利80,804,000港元計算(二零零零年：78,185,000港元)，及年內已發行股份之加權平均數612,184,331股(二零零零年：533,701,000股)計算。

由於沒有潛在攤薄普通股，因此並無披露分別截至二零零一年及二零零零年六月三十日止年度的每股攤薄盈利。

股息

董事建議派付末期股息每股2.0港仙(二零零零年：1.5港仙)予於二零零一年十一月五日登記於本公司股東名冊之股東。股息將於二零零一年十一月十九日派付。

暫停辦理股份過戶登記手續

本公司將於二零零一年十一月一日(星期四)至二零零一年十一月五日(星期一)(包括首尾兩日)暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。如欲符合資格獲發末期股息，所有轉讓文件連同有關股票最遲須於二零零一年十月三十一日(星期三)下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，辦理股份過戶登記手續。

師，並且提供培訓使他們在其領域知識中盡展所長。

我們已成立更多新的代表辦事處，以擴展我們於中國的業務版圖，並與各個省份的當地電訊服務供應商建立穩固的關係網絡。時至今日，愛達利於十三個省份設有代表辦事處，全部由一隊當地網絡工程師提供技術支援。我們亦於珠海設有一個24小時熱線中心，並於廣州設有服務中心，以提供全面服務後勤支援。

無線通訊

年內，LG TOPS－我們與韓國LG組成的CDMA WLL合營企業(愛達利擁有9.8%股本權益)，成功打入無線通訊市場，取得廣州中國電信的合約，提供CDMA無線系統及取得中國聯通的合約，於四川省成都市提供流動系統及終端機。此外，作為LG ADSL業務於中國的生產附屬公司，LG TOPS成功與新疆中國電信簽訂設備協議，供應以LG本身技術開發的ADSL設備。

電子商貿

我們的電子商貿業務因全球電子商貿市場不穩定而影響。儘管如此，已順利於美國亞洲銀行指定的香港分行安裝Vodatel Crossland開發內置智能卡的登入裝置，方便散戶投資者自行進行股票買賣。此外，新經濟貿易平台(「NETP」)亦已成功獲澳門政府採用，並獲澳門政府一個部門批出合約，以開發利用NETP適用的電子解決方案。

自行開發產品

已將VodaImage出售予及安裝於廣東省多個移動局，計有中山、珠海、汕頭及深圳，受到VodaImage成功開發的鼓勵，我們已開始研究及開發一個監察系統。該監察系統將以TCP／IP協定運行，因此，促使視象影象及聲音信號能夠於局域網絡、廣域網絡或互聯網上得以容易傳輸。

未來前景

增強盈利的承諾仍是我們的首要事項。我們將利用公司於市場知識、已鞏固的市場地位及良好的客戶關係等優勢來提升投資者的回報及每年的穩固表現。我們將繼續通過嚴謹的管理，以促進業務增長，並透過推出嶄新的增值服務及控制我們的運營成本，致力改善我們的純利率。

中國加入世貿及北京舉辦二零零八年奧運會意味著這個潛力龐大的市場即將開放。憑藉愛達利於中國的深厚根基，我們相信我們的市場地位，對當地情況的深入認識，及能夠交付最切合客戶需要的解決方案，這些條件將有利於本公司成為國內及外國電訊運營商為在中國進一步推廣業務時的首選合作伙伴。

一如過往十年，中國將仍是我們的主要市場。繼續於中國締造成功的同時，我們將利用我們於國內網絡基建的經驗，於亞太區發掘新業務機會及擴展我們的經營領域。

截於日期為二零零零年二月十六日的招股章程內的業務目標與截至二零零一年六月三十日六個月期間的實際業務發展的比較

業務目標

收益及業務發展	實際業務發展
• 繼續自上個期間已開展的業務	• 取得來自中國電信省縣級提升及擴充DDN及幀中繼／ATM數據網絡的大量訂單。此外，我們於IP寬帶城域網市場取得突破，分別獲得嘉興中國電信及吉林中國電信批出合約，同時，成功進一步進佔其他網絡商的市場，包括中國聯通於江蘇及陝西省的市場，以及Shanghai East China Broadcasting Net、湖南中國移動及有線電視於蘇州及淄博的市場。期間，本集團所代理的產品已透過取得Extreme的核心交換器、Cosine的VPN及Alidian的Metro DWDM設備的分銷權獲得擴充
• 將由DDN／幀中繼／ATM所組成的綜合數據網絡、DDN及幀中繼／ATM及互聯網接入設備所銷售擴展至中國的主要及其他省市的現有客戶	• 推廣該概念的成果令人鼓舞。於取得的各項目中，包括從廣東中國電信取得138,600,000港元的合約，協助其擴充現有DDN及寬帶網絡，並整合兩個網絡成為一個綜合網絡。其他合約包括由青島中國電信、上海中國電信及江西中國電信取得
• 於亞太地區其他地方開展商機	• 實地考察特選的亞太區國家
• 在主要省銷售在流動網絡方案，並於中國其他省市推廣方案	• 透過LG TOPS進行，取得廣州中國電信及四川省成都中國聯通的合約
• 向中國主要省市的客戶推廣寬帶流動數據方案	• 由於市況不明朗，因而延後推廣計劃
技術及工程支援	
• 探討中國的設備管理及網絡外判市場的商機	• 向中國互聯網數據中心推廣及銷售網絡設備及相關服務，以支援其設備管理服務
研究與開發	
• 開發電子付款系統	• 由Vodatel Crossland負責，完成開發電子付款系統，現時正將之連接於新經濟貿易平台的付款網關
• 提升寬帶數據網絡應用	• 開始內部研究及開發運作於寬帶網絡之上的監察系統 由Vodatel Crossland負責開發，用以管理IP通信的網絡管理系統的第一階段已經完成，同時於客戶處安裝系統試用的工程正進行中

嚴康先生	290,000
關鍵文先生	290,000
Monica Maria Nunes女仕	290,000
何國維先生	290,000
	1,450,000

上述購股權的行使價為1.19港元，行使期則為由二零零零年八月十六日至二零零三年八月十五日。於二零零一年六月三十日，任何上述授予董事之購股權均未被行使或註銷。

於二零零一年八月一日，將可認購2,088,000股股份的購股權授予本公司的若干董事。於二零零一年八月一日，本公司董事已獲授的購股權詳情如下：

董事姓名	購股權數目
José Manuel dos Santos先生	522,000
嚴康先生	522,000
關鍵文先生	522,000
Monica Maria Nunes女仕	522,000
	2,088,000

上述購股權的行使價為0.79港元，行使期則為由二零零二年二月一日至二零零四年七月三十一日。

除上文披露者外，董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧年度內訂立任何安排，使本公司的董事(包括彼等的配偶或十八歲以下的子女)或行政總裁可藉著收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零一年六月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下：

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無於與或可能與本集團業務競爭的業務中擁有權益。

保薦人的權益

本公司保薦人京華山一企業融資有限公司(「京華山一」)、其董事、僱員或聯繫人(誠如創業板上市規則第6.35條附註3內所述)，於截至二零零一年六月三十日及二零零一年九月二十日概無擁有本公司股本中權益。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取及將收取費用以為其於二零零零年二月十六日至二零零二年六月三十日期間持續出任本公司的保薦人。

審核委員會

本公司於二零零零年二月十日按照符合創業板上市規則第5.23及第5.24條的職權範圍書成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盛猷昭先生。

購買、出售或贖回上市證券

年內，本公司以合共6,475,559港元的價格於聯交所購回本公司股本中合共7,016,000股每股面值0.10港元的普通股，詳情如下：

購回月份	所購回的股份數目	每股價格 最高 港元	最低 港元	合共已付價格 港元
二零零一年二月	2,850,000	0.99	0.88	2,773,918
二零零一年三月	3,896,000	0.96	0.81	3,471,972
二零零一年四月	270,000	0.85	0.84	229,669
	7,016,000			6,475,559

本公司董事認為上述購回乃為增加本公司資產淨值及每股盈利。該等股份已於購回後註銷，而本公司的已發行股本已相對減少。

除上文所披露者外，本公司或其附屬公司概無購買、出售或贖回任何本公司的上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零一年九月二十日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登七日。

但供識別

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM , there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.



VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

Highlights

- Six consecutive years of turnover growth and profit making record. Turnover soared 13.4% from HK$482.3 million to HK$546.9 million and net profit reached HK$80.8 million for the fiscal year ended 30th June, 2001.

- Successful in expanding our customer base into Tianjin, Shanxi and Tibet, with Vodatel now supporting the public data networks of the local telecommunications service providers in 16 provinces, municipalities and autonomous regions. Also, successful in further penetrating into alternate carriers, including Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo

- Received good response from the promotion of integrated network concept, including the HK$138.6 million contract awarded by Guangdong China Telecom to expand, upgrade and integrate their DDN and broadband networks

- Made a major breakthrough into the broadband IP Metropolitan market with HK$32.7 million contract awarded by Jiaxing China Telecom and HK$35.8 million contract awarded by Jilin China Telecom

- Continued to invest in our technical support so as to position Vodatel as the trusted technical partner for local and international equipment vendors and service providers in China. We have further extended our reach, with Vodatel's technical support centres now span in 13 provinces across China

- Vodatel Crossland completed the development of the first phase of the IP network management system, with the system installed at customer site for trial run in progress

RESULTS

The Board of Directors is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30th June, 2001, together with the comparative audited figures for the corresponding year ended 30th June, 2000 as follows:

	Note	**2001** *HK$'000*	**2000** *HK$'000*
Turnover	2	546,915	482,267
Cost of sales		(397,933)	(340,675)
Gross profit		148,982	141,592
Other revenues	2	11,773	10,296
Selling expenses		(5,745)	(10,716)
Administrative expenses		(57,622)	(48,034)
Operating profit		97,388	93,138
Share of losses of associated companies		(2,155)	(337)
Profit before taxation		95,233	92,801
Taxation	3	(14,429)	(14,616)
Profit attributable to shareholders		80,804	78,185
Dividends		(12,160)	(19,577)
Profit for the year retained		68,644	58,608
Basic earnings per share (HK cents)	4	13.2	14.6

Movement in reserves of the Group during the year were as follows:

	Share Premium	Capital Redemption Reserve	Investment Revaluation Reserve	Retained Earnings	Merger Reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 1999	—	—	—	14,246	35,549	49,795
Placing of shares	153,135	—	—	—	—	153,135
Placing and listing expenses	(11,921)	—	—	—	—	(11,921)
Capitalisation issue	(48,850)	—	—	—	—	(48,850)
Surplus on revaluation of investment securities	—	—	1,399	—	—	1,399
Profit for the year retained	—	—	—	58,608	—	58,608
Goodwill written off on acquisition of associated companies	—	—	—	(28,232)	—	(28,232)
At 30th June 2000	92,364	—	1,399	44,622	35,549	173,934
Company and subsidiaries	92,364	—	1,399	44,959	35,549	174,271
Associated companies	—	—	—	(337)	—	(337)
At 30th June 2000	92,364	—	1,399	44,622	35,549	173,934
At 1st July 2000	92,364	—	1,399	44,622	35,549	173,934
Repurchase of shares	(5,774)	702	—	(702)	—	(5,774)
Deficit on revaluation of investment securities	—	—	(1,254)	—	—	(1,254)
Profit for the year retained	—	—	—	68,644	—	68,644
Goodwill written off on acquisition of subsidiaries	—	—	—	(15,697)	—	(15,697)
At 30th June 2001	86,590	702	145	96,867	35,549	219,853
Company and subsidiaries	86,590	702	145	99,465	35,549	222,451
Associated companies	—	—	—	(2,598)	—	(2,598)
At 30th June 2001	86,590	702	145	96,867	35,549	219,583

Notes:

1. **Group reorganisation and basis of preparation**

   (a) The accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention as modified by the revaluation of investment securities.

   (b) On 10th February 2000, the Company became the holding company of other companies comprising the Group pursuant to a group reorganisation ("the Reorganisation") which included exchanges of shares. The Reorganisation involved companies under common control, and the Company and its subsidiaries resulting from the Reorganisation have been regarded as a continuing group. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the consolidated results of the Group for the year ended 30th June 2000 included the results of the Company and its subsidiaries with effect from 1st July 1999 or since their respective dates of incorporation, where this is a shorter period, as if the current group structure had been in existence throughout the year ended 30th June 2000.

2. **Revenues and Turnover**

   Revenue from the design and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation, which generally coincides with the time when the goods are delivered to the customers.

   Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

The Group is principally engaged in providing design and implementation of networking and related engineering services. Revenues recognised during the year are as follows:

	Group	
	2001	**2000**
	HK$'000	*HK$'000*
Turnover		
Design and implementation of data networking systems and provision of related engineering services	471,885	428,385
Sale of goods	75,030	53,882
	546,915	482,267
Other revenues		
Dividend income from listed investments	686	—
Interest income	11,087	10,296
	11,773	10,296
Total revenues	558,688	492,563

3. **Taxation**

The taxation charge comprises:

	Group	
	2001	**2000**
	HK$'000	*HK$'000*
Hong Kong profits tax (note a)	—	—
Macau complementary profits tax (note b)	14,429	14,616
	14,429	14,616

(a) No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the year.

(b) Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau.

(c) There was no material unprovided deferred taxation for the year (2000: Nil).

4. **Earnings per share**

The calculation of basic earnings per share is based on the Group's profit attributable to shareholders of HK$80,804,000(2000: HK$78,185,000). The basic earnings per share is based on the weighted average of 612,184,331 ordinary shares (2000: 533,701,000 shares) in issue during the year.

Diluted earnings per share for the years ended 30th June 2001 and 2000 respectively was not disclosed as there were no dilutive potential ordinary shares.

DIVIDENDS

The directors propose a final dividend of 2.0 HK cents (2000: 1.5 HK cents) per share to be paid to the shareholders whose names appear on the register of members of the Company on 5th November, 2001. The dividend will be payable on 19th November, 2001.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 1st November, 2001 to Monday, 5th November, 2001, both days inclusive, during which period no transfer of shares may be registered. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration, not later than 4:00 p.m. on Wednesday, 31st October, 2001.

REVIEW OF BUSINESS OPERATIONS

Data Networks Infrastructure

Construction of public data infrastructure for telecommunications service providers in China remains the core business of Vodatel. Despite an uneven year for the global economy, China's telecommunications sector maintains its momentum as the market is aggravated with the emergence of new market forces, such as China Mobile, Unicom, Netcom, Jitong, China Railcom and cable TV operators ("CATV").

Our continuous effort in the promotion of the integrated network concept, i.e. integrating DDN and broadband networks (Frame Relay and ATM) to form a unified platform, reaps us rewards. During the year, we received strong orders from China Telecom to expand and integrate their networks. Major projects awarded to us included the HK$11.0 million contract from Qingdao China Telecom and an aggregate of HK$32.6 million contracts from Shanghai China Telecom. We are particularly proud to be awarded the HK$138.6 million contract from Guangdong China Telecom to expand and upgrade their existing networks and to integrate their DDN and broadband network — a project that demonstrated Vodatel's in-depth experience and technical capability are recognized in the market.

To reinforce our growth momentum and to further build our recurring earnings, we have used our strengths in market knowledge and technical capability to capture more customers, not to mention capitalizing on the mandate of the Chinese Government to "Go West". During the year, we successfully expanded into 3 new territories, namely Tianjin, Shanxi and Tibet and further penetrated into alternate carriers, including Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo. Today, Vodatel marks its footprints in 16 provinces, municipalities and autonomous regions in China, working in collaboration with the local telecommunications service providers to support their public data networks.

With the generalization of broadband networks to become accessible for the general public, IP Metropolitan network has become one of the focuses of broadband network construction. To enter into this arena, we have taken up the distributorships of Juniper for its new generation core routers and Extreme for its core switches. Combining world-class products and our established relationships with our carrier customers, we successfully broke into the broadband IP Metropolitan market and secured two landmark projects — on a city level, the HK$32.7 million contract awarded by Jiaxing China Telecom; and on a provincial level, the HK$35.8 million contract awarded by Jilin China Telecom.

To become the destination of choice for telecommunications service providers for network solutions, it is necessary to broaden our array of carrier-class products. Therefore, in addition to representing Alcatel, Juniper and Extreme, we have also taken up the distributorships of Cosine for its VPN and Alidian for its Metro DWDM equipment. To bolster the margin of the IP projects, we have joint forces with Vodatel Crossland to develop a network management system, named VCMS, to manage and support traffic from different vendors running over the broadband IP networks. VCMS has been built to equip with management redundancy, on-line documentation functions, data collection, network trending and analysis functionality features. Development of the first phase of VCMS has been completed in June 2001 and field trial run at our customer site is in progress.

Technical Services

With the vision to become the trusted technical partner for both local and international equipment vendors and service providers, we have continued to

upgrade our technical support team into a carrier-class nationwide support center. To strengthen our technology know-how and technical expertise, we have recruited experienced engineers with diversified networking background and provided training to excel their domain knowledge.

We have set up more new representative offices to expand our geographical reach in China and to establish a solid network of relationships with the local telecommunications service providers in each province. Today, Vodatel operates representative offices in 13 provinces, all backed by a team of local network engineers. We also run a 24-hour hotline center in Zhuhai and a service hub in Guangzhou to provide nationwide backup support.

Wireless Communications

During the year, LG TOPS, our CDMA Wireless Local Loop ("WLL") joint venture with Korean-based LG, in which Vodatel has 9.8% equity interest, successfully penetrated into the wireless communications market, winning contract from Guangzhou China Telecom to supply CDMA WLL systems and various contracts from China Unicom in the city of Chengdu, Sichuan Province to provide CDMA cellular systems and terminals. In addition, as the production subsidiary for ADSL business of LG in China, LG TOPS successfully signed an equipment agreement with Xinjiang China Telecom to supply ADSL equipment, which is developed from LG's own technology.

E-Commerce

Our e-commerce business has been adversely affected by the global agitation in e-commerce. Nevertheless, the vcBook, an access device with smart card developed by Vodatel Crossland, has been successfully installed at selected branches of Bank of America (Asia) Ltd. in Hong Kong for self-directed retail investors to trade stocks. In addition, the New Economy Trading Platform ("NETP") has also been successfully employed by the Government of Macau, with a contract awarded by a department under the Government of Macau to develop applicable e-solutions deployed from NETP.

Self-Developed Products

Encouraged by the success from the development of VodaImage, which has been sold and installed at various mobile bureaus in the Guangdong Province, including Zhongshan, Zhuhai, Shantou and Shenzhen, we have commenced the research and development of a surveillance system. This surveillance system will ride on TCP/IP protocols, hence allowing easy transmission of video, image and voice signals over LAN, WAN or Internet.

FUTURE PROSPECTS

Our commitment to increase our bottom line remains our highest priority. We will use our greatest strengths — our market knowledge, established presence and strong customer relationships — to increase shareholders' value and to achieve consistently solid results year after year. We will continue to tightly manage our business to deliver growth, strive ways to improve our net profit margin by introducing innovative value-added services and keeping close watch on our overhead costs.

China's entry into WTO and Beijing to host the Olympic Games for Year 2008 will inspire the opening up of this huge potential market. With deep roots in China, we believe that our on-the-ground presence, in-depth understanding of local conditions and proven ability to deliver on-the-ground solutions will well position Vodatel as the preferred partner for both local and foreign telecommunications service providers to further expand their reach in China.

China is our primary market, as it always has been over the last 10 years. As we continue to build our successful story in China, we will use our experience in network infrastructure construction to explore new business opportunities and to expand our coverage in the Asia Pacific Region.

COMPARISON OF BUSINESS OBJECTIVES AS SET OUT IN PROSPECTUS DATED 16TH FEBRUARY, 2000 WITH ACTUAL BUSINESS PROGRESS IN RESPECT OF THE SIX MONTHS PERIOD TO 30TH JUNE, 2001

Business Objectives	Actual Business Progress
Revenue and business development	
• Continue the business development activities from the last period	• Strong orders received from China Telecom at both the provincial and municipal levels to upgrade and expand their DDN and Frame Relay/ATM data networks. In addition, we made a breakthrough into the broadband IP Metropolitan market with contracts awarded from Jiaxing China Telecom and Jilin China Telecom and successfully penetrated further into alternate carriers, including Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo. During the period, our array of networking products has been expanded through the taking up of the distributorships of Extreme for its core switches, Cosine for its VPN and Alidian for its Metro DWDM equipment

- Expand sales from integrated data networks, comprising DDN and Frame Relay/ATM and Internet access equipment to existing clients in major and other provinces/cities in the PRC

- Result from the promotion of such concept has been encouraging. Among the projects awarded included the HK$138.6 million contract from Guangdong China Telecom to expand its existing DDN and broadband networks and to integrate the two networks together to form an integrated network. Other contracts secured from Qingdao China Telecom, Shanghai China Telecom and Jiangxi China Telecom

- Explore business opportunities in other Asia Pacific region

- Conducted field visits to selected countries in the Asia Pacific region

- Generate sales from mobile networking solutions for operators in major provinces/cities and promote the solutions to other provinces/cities in the PRC

- Carried out through LG TOPS, with contracts being awarded by Guangzhou China Telecom and Chengdu Unicom in the Sichuan Province

- Promote broadband mobile data solutions to clients in major provinces/cities in the PRC

- Due to uncertain market conditions, promotion has been delayed

Technical and engineering support

- Explore business opportunities in areas in facility management and network outsourcing in the PRC

- Promotion and sale of networking equipment and related services to Internet Data Centre in China to support its facility management services

• Develop electronic payment system	• Undertook by Vodatel Crossland, with the development of the electronic payment system completed and currently in the process of interfacing it with the payment gateway of the New Economy Trading Platform
• Enhance broadband data networks applications	• Commenced in-house research and development of a surveillance system riding over broadband network Development of the first phase of the network management system by Vodatel Crossland to manage IP traffic has been completed and field trial run at our customer site in progress
• Continue to research wide-band CDMA applications	• On hold with close monitoring of the market development of CDMA
• Enhance e-commerce applications	• Conducted by Vodatel Crossland, we are in process of incorporating security features into vcShare, the self-developed stock-trading platform connected to the Third Generation Automatic Matching System of the Stock Exchange of Hong Kong, to strengthen the functionality of the platform

- Enhance Internet access solutions
- Developed by Vodatel Crossland, enhancement of the set-top box with broadband connection capability underway

Acquisitions, joint ventures and collaborations

- Continue to explore collaboration opportunities in the areas of ISP/ICP and other Internet-related applications in the PRC and the Asia Pacific region
- Took up 28% equity interests in Guangzhou Information Communication Co., Ltd., which is engaged in the provision of internet related data services in Guangzhou

Subsidiaries, representative offices and branches

- Evaluate need to establish new offices to cope with business expansion
- Three new representative offices in China, namely in the cities of Changchun, Tianjin and Xian, have been established

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th June, 2001, the interests of the Directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,000	Personal
Mr. Ho Kwok Hung	706,000	Personal

Note: The 293,388,000 shares are owned by Eve Resources Limited, which is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, the Chairman of the Company, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the board of directors of the Company may, at its discretion, grant options to eligible employees of the Group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options can be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 16th August, 2000, share options to subscribe for 1,450,000 shares were granted to certain directors of the Company. Details of the share options which have been granted to the directors of the Company as at 16th August, 2000 are as follows:

Name of Directors	Number of Shares Options
Mr. José Manuel dos Santos	290,000
Mr. Yim Hong	290,000
Mr. Kuan Kin Man	290,000
Ms. Monica Maria Nunes	290,000
Mr. Ho Kwok Hung	290,000
	1,450,000

The exercise price of the above share options is HK$1.19 and the exercisable period is from 16th August, 2000 to 15th August, 2003. As at 30th June, 2001, none of the options granted to the directors have been exercised or cancelled.

On 1st August, 2001, share options to subscribe for 2,088,000 shares were granted to certain directors of the Company. Details of the share options which have been granted to the directors of the Company as at 1st August, 2001 are as follows:

Name of Directors	Numbers of Shares Options
Mr. José Manuel dos Santos	522,000
Mr. Yim Hong	522,000
Mr. Kuan Kin Man	522,000
Ms. Monica Maria Nunes	522,000
	2,088,000

The exercise price of the above share options is HK$0.79 and the exercisable period is from 1st February, 2002 to 31st July, 2004.

Save as disclosed above, none of the Directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the year under review was the Company or its subsidiaries a party to any arrangements to enable the Directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2001, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

The Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), its directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules), has no interests in the Company as at 30th June, 2001 and 20th September, 2001 respectively.

Pursuant to the agreement dated 16th February, 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received and will receive a fee for acting as the Company's retained sponsor for the period from 16th February, 2000 to 30th June 2002.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased on the Stock Exchange a total of 7,016,000 ordinary shares of HK$0.10 each in the share capital of the Company at an aggregate price of HK$6,475,559, details of which are as follows:

Month of Repurchase	No. of Shares Repurchased	Price per Share		Aggregate Price Paid
		Highest	Lowest	
		HK$	*HK$*	*HK$*
February 2001	2,850,000	0.99	0.88	2,773,918
March 2001	3,896,000	0.96	0.81	3,471,972
April 2001	270,000	0.85	0.84	229,669
	7,016,000			6,475,559

The Directors of the Company considered that the above repurchases were made with a view to enhance the net assets and earnings per share of the Company. These shares were cancelled upon repurchase and the issued share capital of the Company was correspondingly reduced.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 20th September, 2001

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板為帶有高投資風險的公司提供上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市的公司屬於新興性質，在創業板買賣的證券可能會較於聯交所主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本文件所載任何聲明產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

網址：http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

摘要

- 連續六年錄得營業額增長及溢利。截至二零零一年六月三十日營業額由482,300,000港元上升13.4%至546,900,000港元，而純利則達到80,800,000港元。
- 成功擴展本公司的客戶基礎至天津、山西及西藏。現時愛達利在中國十六個省、市及自治區為當地的電訊運營商的公共數據網絡提供服務。同時，成功進一步進佔其他網絡商的市場，包括中國聯通於江蘇及陝西省的市場，以及Shanghai East China Broadcasting Net、湖南中國移動及有線電視於蘇州及淄博的市場。
- 推廣綜合網絡概念並獲得良好的反應，包括獲得廣東中國電信批出138,600,000港元的合約，負責擴充、提升及整合其DDN及寬頻網絡。
- 於IP寬帶城域網市場取得重大突破，分別獲得嘉興中國電信及吉林中國電信批出32,700,000港元及35,800,000港元的合約。
- 持續投資於技術支援方面，致力將愛達利發展成為中國當地及國際設備商家及服務供應商值得信賴的技術伙伴。本公司更進一步伸展愛達利技術支援中心至中國十三個省份。
- Vodatel Crossland完成第一期開發IP網絡管理系統，同時於客戶處安裝系統試用的工程正進行中。

業績

董事會欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零一年六月三十日止年度的經審核綜合業績，連同截至二零零零年六月三十日止年度的經審核比較數字如下：

	附註	二零零一年 千港元	二零零零年 千港元
營業額	2	546,915	482,267
銷售成本		(397,933)	(340,675)
毛利		148,982	141,592
其他收益	2	11,773	10,296
銷售開支		(5,745)	(10,716)
行政開支		(57,622)	(48,034)
經營溢利		97,388	93,138
應佔聯營公司虧損		(2,155)	(337)
除税前溢利		95,233	92,801
税項	3	(14,429)	(14,616)
股東應佔溢利		80,804	78,185
股息		(12,160)	(19,577)
本年度保留溢利		68,644	58,608
每股基本盈利(港仙)	4	13.2	14.6

年內本集團儲備變動如下：

	股份溢價 千港元	贖回股本儲備 千港元	投資重估儲備 千港元	保留溢利 千港元	合併儲備 千港元	合共 千港元
於一九九九年七月一日	–	–	–	14,246	35,549	49,795
股份配售	153,135	–	–	–	–	153,135
配售及上市開支	(11,921)	–	–	–	–	(11,921)
資本化發行	(48,850)	–	–	–	–	(48,850)
重估投資證券盈餘	–	–	1,399	–	–	1,399
本年度保留溢利	–	–	–	58,608	–	58,608
收購聯營公司的商譽撇銷	–	–	–	(28,232)	–	(28,232)
於二零零零年六月三十日	92,364	–	1,399	44,622	35,549	173,934
本公司及附屬公司	92,364	–	1,399	44,959	35,549	174,271
聯營公司	–	–	–	(337)	–	(337)
於二零零零年六月三十日	92,364	–	1,399	44,622	35,549	173,934
於二零零零年七月一日	92,364	–	1,399	44,622	35,549	173,934
股份購回	(5,774)	702	–	(702)	–	(5,774)
重估投資證券虧絀	–	–	(1,254)	–	–	(1,254)
本年度保留溢利	–	–	–	68,644	–	68,644
收購附屬公司的商譽撇銷	–	–	–	(15,697)	–	(15,697)
於二零零一年六月三十日	86,590	702	145	96,867	35,549	219,853
本公司及附屬公司	86,590	702	145	99,465	35,549	222,451
聯營公司	–	–	–	(2,598)	–	(2,598)
於二零零一年六月三十日	86,590	702	145	96,867	35,549	219,583

附註：

1. **集團重組及呈列基準**

(a) 賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本常規法編製，惟就證券投資之重估予以修訂。

(b) 於二零零零年二月十日，本公司根據涉及股份交換之集團重組計劃(「重組」)成為本集團屬下其他公司之控股公司。重組涉及受共同控制之公司，而本公司及其附屬公司於重組後被視作持續經營集團。因此，重組乃以合併會計基準處理，所以本集團截至二零零零年六月三十日止年度的綜合業績包括本公司及其附屬公司自一九九九年七月一日或彼等各自的註冊成立日期(以較短期間為準)起生效的業績，而本集團的現有結構於截至二零零零年六月三十日止年度一直存在。

2. **收益及營業額**

數據網絡系統設計與開發及提供相關工程服務所得收益乃於妥善完成安裝後確認，一般與貨品交付客戶時同時發生。

貨品銷售所得收益乃於風險轉移及擁有權交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

本集團主要從事提供數據網絡系統，設計與開發及相關工程服務。年內已確認的收益如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
營業額		
數據網絡系統，設計與開發及提供相關工程服務	471,885	428,385
貨品銷售	75,030	53,882
	546,915	482,267
其他收益		
投資上市證券所得股息	686	—
利息收入	11,087	10,296
	11,773	10,296
收益總額	558,688	492,563

3. 稅項

稅項支出包括：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
香港利得稅（附註a）	—	—
澳門補充利得稅（附註b）	14,429	14,616
	14,429	14,616

(a) 本集團於本年度並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

(b) 澳門補充利得稅是按本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

(c) 本年度並無任何重大未撥備遞延稅項（二零零零年：無）。

4. 每股盈利

每股基本盈利乃按本集團股東應佔溢利80,804,000港元計算（二零零零年：78,185,000港元），及年內已發行股份之加權平均數612,184,331股（二零零零年：533,701,000股）計算。

由於沒有潛在攤薄普通股，因此並無披露分別截至二零零一年及二零零零年六月三十日止年度的每股攤薄盈利。

股息

董事建議派付末期股息每股2.0港仙（二零零零年：1.5港仙）予於二零零一年十一月五日登記於本公司股東名冊之股東。股息將於二零零一年十一月十九日派付。

暫停辦理股份過戶登記手續

本公司將於二零零一年十一月一日（星期四）至二零零一年十一月五日（星期一）（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。如欲符合資格獲發末期股息，所有轉讓文件連同有關股票最遲須於二零零一年十月三十一日（星期三）下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，辦理股份過戶登記手續。

數據網絡基建

愛達利的核心業務依然是為中國電訊服務供應商建造公眾數據基建。儘管過去一年全球經濟不穩定，由於市場受到例如中國移動、中國聯通、網通、吉通、中國鐵通及有線電視經營商(「有線電視」)等新興力量衝擊，中國的電訊市場能維繫增長。

我們不斷致力推廣綜合網絡概念－整合數碼數據網絡及寬頻數據網絡(幀中繼及ATM)，以組成一體式平台為本公司帶來回報。年內，我們獲得中國電信的大量訂單，以擴充及整合他們的網絡。批予本公司的主要項目，包括青島中國電信批出11,000,000港元合約及上海中國電信批出合共32,600,000港元合約。我們尤其對獲得廣東中國電信批出138,600,000港元的合約以擴充及提升他們的現有網絡及整合數碼數據網絡及寬頻數據網絡感到自豪－該項目充份顯示出愛達利深厚的經驗及技術能力於市場上得到確認。

為增強我們的增長動力及進一步鞏固我們的經常性盈利，除了爭取受惠於中國政府「開發西部」的號召外，我們亦利用本身的市場知識及技術能力，以爭取更多市場。年內，我們成功於天津、山西及西藏三個新地區擴展用戶群，並進一步打入其他營運商市場，包括江蘇及陝西省的中國聯通、Shanghai East China Broadcasting Net、湖南中國移動及蘇州及淄博的有線電視。時至今日，愛達利的足跡遍佈中國十六個省份、直轄市及自治區，與當地的電訊運營商携手合作，為他們的公眾數據網絡提供服務。

隨着一般市民能夠連接寬頻網絡的趨勢日漸普及，IP寬頻城域網絡成為寬頻網絡建造的重點之一。為打入競爭市場，我們已取得Juniper的新一代核心路由器及Extreme的核心交換器的經銷權。結合世界級產品及我們與電訊營運商客戶的友好關係，我們成功打入寬頻IP城域網絡市場，並取得兩個大項目。在市級方面，獲得嘉興中國電信批出32,700,000港元的合約；而省級方面，則獲得吉林中國電信批出35,800,000港元的合約。

為成為電訊服務供應商在網絡解決方案時的優先選擇，我們有需要擴濶我們代理的先進產品。因此，除經銷Alcatel 、Juniper及Extreme外，我們亦已取得Cosine的VPN及Alidian的Metro DWDM設備的代理權。為提高IP項目的毛利率，我們已聯合Vodatel Crossland開發一項名為VCMS的網絡管理系統，以管理及支援於IP網絡上運作的不同供應商的通訊產品。VCMS的功能包括後備管理、網上文書、數據收集、網絡動向及分析等。VCMS的第一期開發工作已於二零零一年六月完成，於客戶的網絡上進行測試的工作正在展開。

技術服務

為實現本公司的理想成為本地與國際設備供應商與服務供應商的可靠技術合作夥伴，我們已繼續將本公司的技術支援隊伍提升至支援營運商規範的全國支援中心。為增強我們的技術知識及技術專家，我們已招聘具有多元化網絡背景而經驗豐富的工程師，並且提供培訓使他們在其領域知識中盡展所長。

我們已成立更多新的代表辦事處，以擴展我們於中國的業務版圖，並與各個省份的當地電訊服務供應商建立穩固的關係網絡。時至今日，愛達利於十三個省份設有代表辦事處，全部由一隊當地網絡工程師提供技術支援。我們亦於珠海設有一個24小時熱線中心，並於廣州設有服務中心，以提供全國服務後勤支援。

無線通訊

年內，LG TOPS－我們與韓國LG組成的CDMA WLL合營企業(愛達利擁有9.8%股本權益)，成功打入無線通訊市場，取得廣州中國電信的合約，提供CDMA無線系統及取得中國聯通的合約，於四川省成都市提供流動系統及終端機。此外，作為LG ADSL業務於中國的生產附屬公司，LG TOPS成功與新疆中國電信簽訂設備協議，供應以LG本身技術開發的ADSL設備。

電子商貿

我們的電子商貿業務因全球電子商貿市場不穩定而影響。儘管如此，已順利於美國亞洲銀行指定的香港分行安裝Vodatel Crossland開發內置智能卡的登入裝置，方便散戶投資者自行進行股票買賣。此外，新經濟貿易平台(「NETP」)亦已成功獲澳門政府採用，並獲澳門政府一個部門批出合約，以開發利用NETP適用的電子解決方案。

自行開發產品

已將VodaImage出售予及安裝於廣東省多個移動局，計有中山、珠海、汕頭及深圳，受到VodaImage成功開發的鼓勵，我們已開始研究及開發一個監察系統。該監察系統將以TCP／IP協定運行，因此，促使視象影象及聲音信號能夠於局域網絡、廣域網絡或互聯網上得以容易傳輸。

未來前景

增強盈利的承諾仍是我們的首要事項。我們將利用公司於市場知識、已鞏固的市場地位及良好的客戶關係等優勢來提升投資者的回報及每年的穩固表現。我們將繼續通過嚴謹的管理，以促進業務增長，並透過推出嶄新的增值服務及控制我們的運營成本，致力改善我們的純利率。

中國加入世貿及北京舉辦二零零八年奧運會意味著這個潛力龐大的市場即將開放。憑藉愛達利於中國的深厚根基，我們相信我們的市場地位，對當地情況的深入認識，及能夠交付最切合客戶需要的解決方案，這些條件將有利於本公司成為國內及外國電訊運營商為在中國進一步推廣業務時的首選合作伙伴。

一如過往十年，中國將仍是我們的主要市場。繼續於中國締造成功的同時，我們將利用我們於國內網絡基建的經驗，於亞太區發掘新業務機會及擴展我們的經營領域。

載於日期為二零零零年二月十六日的招股章程內的業務目標與截至二零零一年六月三十日六個月期間的實際業務發展的比較

業務目標

收益及業務發展	**實際業務發展**
• 繼續自上個期間已開展的業務	• 取得來自中國電信省縣級提升及擴充DDN及幀中繼／ATM數據網絡的大量訂單。此外，我們於IP寬帶城域網市場取得突破，分別獲得嘉興中國電信及吉林中國電信批出合約，同時，成功進一步進佔其他網絡商的市場，包括中國聯通於江蘇及陝西省的市場，以及Shanghai East China Broadcasting Net、湖南中國移動及有線電視於蘇州及淄博的市場。期間，本集團所代理的產品已透過取得Extreme的核心交換器、Cosine的VPN及Alidian的Metro DWDM設備的分銷權獲得擴充
• 將由DDN／幀中繼／ATM所組成的綜合數據網絡、DDN及幀中繼／ATM及互聯網接入設備所銷售擴展至中國的主要及其他省市的現有客戶	• 推廣該概念的成果令人鼓舞。於取得的各項目中，包括從廣東中國電信取得138,600,000港元的合約，協助其擴充現有DDN及寬帶網絡，並整合兩個網絡成為一個綜合網絡。其他合約包括由青島中國電信、上海中國電信及江西中國電信取得

- 於亞太地區其他地方開展商機
- 實地考察特選的亞太區國家
- 在主要省銷售在流動網絡方案，並於中國其他省市推廣方案
- 透過LG TOPS進行，取得廣州中國電信及四川省成都中國聯通的合約
- 向中國主要省市的客戶推廣寬帶流動數據方案
- 由於市況不明朗，因而延後推廣計劃

技術及工程支援

- 探討中國的設備管理及網絡外判市場的商機
- 向中國互聯網數據中心推廣及銷售網絡設備及相關服務，以支援其設備管理服務

研究與開發

- 開發電子付款系統
- 由Vodatel Crossland負責，完成開發電子付款系統，現時正將之連接於新經濟貿易平台的付款網關
- 提升寬帶數據網絡應用
- 開始內部研究及開發運作於寬帶網絡之上的監察系統

  由Vodatel Crossland負責開發，用以管理IP通信的網絡管理系統的第一階段已經完成，同時於客戶處安裝系統試用的工程正進行中
- 持續研究寬頻CDMA應用
- 暫緩但密切留意CDMA市場發展
- 提升電子商貿應用
- 由Vodatel Crossland進行，本集團正融合核證功能於vcShare之中，與香港聯交所的第三代自動對盤系統連接自行開發的股票交易平台，以加強平台的功能
- 提升互聯網接入方案
- 由Vodatel Crossland開發，為機頂盒寬帶連接能力進行提升工程

收購、合營及合作

- 持續尋找中國及亞太區ISP／ICP及其他互聯網相關應用的合作機會

- 取得Guangzhou Information Communication Co., Ltd.28%的股本權益。Guangzhou Information Communication Co., Ltd.於廣州從事提供互聯網相關數據服務

附屬公司、代表辦事處及分公司

- 評核成立新辦事處以應付業務擴展的需要

- 已於中國成立三個新辦事處，分別位於長春、天津及西安

董事的股本及購股權權益

於二零零一年六月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益如下：

董事姓名	**股份數目**	**權益性質**
José Manuel dos Santos先生	293,388,000	公司 (附註)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女仕	2,452,000	個人
何國雄先生	706,000	個人

附註： 293,388,000股股份由Eve Resources Limited擁有，Eve Resources Limited由本公司主席José Manuel dos Santos先生擁有的一間全資公司持有，作為全權家族信託的信託人。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零零年八月十六日，將可認購1,450,000股股份的購股權授予本公司的若干董事。於二零零零年八月十六日，本公司董事已獲授的購股權詳情如下：

董事姓名	購股權數目
José Manuel dos Santos先生	290,000
嚴康先生	290,000
關鍵文先生	290,000
Monica Maria Nunes女仕	290,000
何國雄先生	290,000
	1,450,000

上述購股權的行使價為1.19港元，行使期則為由二零零零年八月十六日至二零零三年八月十五日。於二零零一年六月三十日，任何上述授予董事之購股權均未被行使或註銷。

於二零零一年八月一日，將可認購2,088,000股股份的購股權授予本公司的若干董事。於二零零一年八月一日，本公司董事已獲授的購股權詳情如下：

董事姓名	購股權數目
José Manuel dos Santos先生	522,000
嚴康先生	522,000
關鍵文先生	522,000
Monica Maria Nunes女仕	522,000
	2,088,000

上述購股權的行使價為0.79港元，行使期則為由二零零二年二月一日至二零零四年七月三十一日。

除上文披露者外，董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧年度內訂立任何安排，使本公司的董事（包括彼等的配偶或十八歲以下的子女）或行政總裁可藉著收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零一年六月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下：

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東（定義見創業板上市規則）概無於與或可能與本集團業務競爭的業務中擁有權益。

保薦人的權益

本公司保薦人京華山一企業融資有限公司（「京華山一」）、其董事、僱員或聯繫人（誠如創業板上市規則第6.35條附註3內所述），於截至二零零一年六月三十日及二零零一年九月二十日概無擁有本公司股本中權益。

根據本公司與京華山一於二零零零年二月十六日訂立的協議，京華山一已收取及將收取費用以為其於二零零零年二月十六日至二零零二年六月三十日期間持續出任本公司的保薦人。

審核委員會

本公司於二零零零年二月十日按照符合創業板上市規則第5.23及第5.24條的職權範圍書成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

年內，本公司以合共6,475,559港元的價格於聯交所購回本公司股本中合共7,016,000股每股面值0.10港元的普通股，詳情如下：

購回月份	所購回的股份數目	每股價格 最高	每股價格 最低	合共已付價格
		港元	港元	港元
二零零一年二月	2,850,000	0.99	0.88	2,773,918
二零零一年三月	3,896,000	0.96	0.81	3,471,972
二零零一年四月	270,000	0.85	0.84	229,669
	7,016,000			6,475,559

本公司董事認為上述購回乃為增加本公司資產淨值及每股盈利。該等股份已於購回後註銷，而本公司的已發行股本已相對減少。

除上文所披露者外，本公司或其附屬公司概無購買、出售或贖回任何本公司的上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零一年九月二十日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登七日。

* 僅供識別

LEGAL & GENERAL *Notices*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Second Annual General Meeting of Shareholders of the Company will be held at the Bowen Room, Level 7, Conrad Hotel, Hong Kong, on Monday, 5th November, 2001 at 4:00 p.m. to transact the following businesses:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the period ended 30th June, 2001;
2. To approve the payment of a final dividend for the year ended 30th June, 2001;
3. To re-elect retiring Directors and authorise the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

A. "THAT:-

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting.

"Right Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares of the Company or any class thereof whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange or any territory outside Hong Kong applicable to the Company)."

B. **"THAT:-**

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase its own issued shares of HK$0.10 each in the capital of the Company in accordance with laws and requirements and regulations of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. **"THAT:-**

subject to the passing of the Ordinary Resolution Nos. 5A and 5B, the general mandate granted to the Directors of the Company to allot, issue and deal with additional securities pursuant to Resolution No. 5A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 5B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By order of the Board
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos Santos
Chairman

Hong Kong, 20th September, 2001

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
Estrada D. Maria II
Ed. Industrial Cheong Long
4/F "B & C"
Macau

Place of Business in Hong Kong:
Room 1401, 14/F
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. The register of members of the Company will be closed from 1st November, 2001 to 5th November, 2001, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st October, 2001.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Conuanght Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting or any adjournment thereof.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 5B above as required by the Rules Governing the Listing of Securities on the Stock Exchange will be dispatched to the members of the Company together with the 2001 Annual Report.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*

本公佈(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：—(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及(3)本公佈內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網址：http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

股東週年大會通告

茲通告本公司將於二零零一年十一月五日星期一下午四時正假座香港港麗酒店七樓寶宏廳舉行第二屆股東週年大會，以處理下列事務：

1. 省覽截至二零零一年六月三十日止年度的經審核財務報表、董事會及核數師的報告書；
2. 批准派付截至二零零一年六月三十日止年度的末期股息。
3. 重選退任董事及授權董事會釐定彼等的酬金。
4. 重新委任核數師及授權董事會釐定彼等的酬金。
5. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A) 「動議：—

(a) 在本決議案下文(c)段的規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見本文)內行使本公司一切權力以配發、發行及處理本公司股本中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行(不論是否根據購股權或其他原因而配發者)的股本面值總額(惟根據(i)供股(定義見本決議案(d)段)；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或當時採納授予或發行予本公司及／或其任何附屬公司的行政人員及／或認購、收購本公司股份的權利的類似安排行使任何購股權；或(iv)根據本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額20%；及本決議案的授權亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「配售新股」乃指於本公司董事訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟本公司董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B) 「動議：—

(a) 根據本決議案(b)段，一般及無條件批准本公司董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，按照香港聯合交易所有限公司（「聯交所」）的法例及規定與規則於香港聯合交易所限公司（「聯交所」）或本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可的任何其他證券交易所，按照聯交所證券上市規則或任何證券交易所不時修訂的所有適用法例及規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，上述授權亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C) 「動議：—

待第5A項及第5B項普通決議案獲通過後，授予本公司董事配發、發行及處理根據第5A項的額外證券的一般授權獲本公司根據第5B項決議案授予的權利而額外購回的股份面值總值擴大，假設購回的股份數目不得超逾本公司於本決議案通過日期已發行股本面值總額10%。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

二零零一年九月二十日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：
澳門
馬交石炮台馬路
昌龍工業大廈
5樓B及C座

香港營業地點：
香港上環
干諾道中168-200號
信德中心招商局大廈
14樓1401室

附註：

1. 本公司將於二零零一年十一月一日至二零零一年十一月五日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零一年十月三十一日下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件（如有而言）或經公證人簽署證明的副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第5B項普通決議案的詳情的說明文件，連同二零零一年年報將寄發予本公司股東。

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登七日。

* 僅供識別

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Second Annual General Meeting of Shareholders of the Company will be held at the Bowen Room, Level 7, Conrad Hotel, Hong Kong, on Monday, 5th November, 2001 at 4:00 p.m. to transact the following businesses:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the period ended 30th June, 2001.

2. To approve the payment of a final dividend for the year ended 30th June, 2001.

3. To re-elect retiring Directors and authorise the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

A. **"THAT:-**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

laws and requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. **"THAT:-**

subject to the passing of the Ordinary Resolution Nos. 5A and 5B, the general mandate granted to the Directors of the Company to allot, issue and deal with additional securities pursuant to Resolution No. 5A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 5B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 5B above as required by the Rules Governing the Listing of Securities on the Stock Exchange will be dispatched to the members of the Company together with the 2001 Annual Report.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網址：http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

股東週年大會通告

茲通告本公司將於二零零一年十一月五日星期一下午四時正假座香港港麗酒店七樓寶宏廳舉行第二屆股東週年大會，以處理下列事務：

1. 省覽截至二零零一年六月三十日止年度的經審核財務報表、董事會及核數師的報告書；

2. 批准派付截至二零零一年六月三十日止年度的末期股息。

3. 重選退任董事及授權董事會釐定彼等的酬金。

4. 重新委任核數師及授權董事會釐定彼等的酬金。

5. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A)「**動議**：—

(a) 在本決議案下文(c)段的規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見本文)內行使本公司一切權力以配發、發行及處理本公司股本

中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行（不論是否根據購股權或其他原因而配發者）的股本面值總額（惟根據(i)供股（定義見本決議案(d)段）；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或當時採納授予或發行予本公司及／或其任何附屬公司的行政人員及／或認購，收購本公司股份的權利的類似安排行使任何購股權；或(iv)根據本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額20%；及本決議案的授權亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「配售新股」乃指於本公司董事訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟本公司董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B)「**動議**：

(a) 根據本決議案(b)段，一般及無條件批准本公司董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，按照香港聯合交易所有限公司（「聯交所」）的法例及規定與規則於香港聯合交易所限公司（「聯交所」）或本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可的任何其他證券交易所，按照聯交所證券上市規則或任何證券交易所不時修訂的所有適用法例及規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，上述授權亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C)「**動議**：－

待第5A項及第5B項普通決議案獲通過後，授予本公司董事配發、發行及處理根據第5A項的額外證券的一般授權獲本公司根據第5B項決議案授予的權利而額外購回的股份面值總值擴大，假設購回的股份數目不得超逾本公司於本決議案通過日期已發行股本面值總額10%。」

承董事會命

愛達利網絡控股有限公司

主席

José Manuel dos Santos

二零零一年九月二十日

註冊辦事處：

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：

澳門
馬交石炮台馬路
昌龍工業大廈
5樓B及C座

香港營業地點：

香港上環
干諾道中168-200號
信德中心招商局大廈
14樓1401室

附註：

1. 本公司將於二零零一年十一月一日至二零零一年十一月五日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零一年十月三十一日下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件（指如有而言）或經公證人簽署證明的副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第5B項普通決議案的詳情的說明文件，連同二零零一年年報將寄發予本公司股東。

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登七日。

* 僅供識別


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at Estrada D. Maria II, Ed. Industrial Cheong Long, 4/F B & C, Macau on 20 September 2001 at 4:00 p.m. for the following purposes:

1 To consider and approve the audited consolidated final results of the Group, comprising the Company and its subsidiaries for the year ended 30th June 2001 and to approve the draft announcement of the final results to be published on the GEM website, the Company's website and irasia.com website;

2 To consider the payment of a final dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other businesses.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 10th September, 2001

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* *For identification purpose only*


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零一年九月二十日下午四時正假座澳門馬交石炮台馬路昌龍工業大廈五樓B，C座舉行會議，以商討下列事項：

(1) 省覽及通過本公司及各附屬公司(「本集團」)截至二零零一年六月三十日止財政年度之經審核綜合全年業績，並通過將於創業板網站、本公司網站及irasia.com網站公佈之全年業績公佈草案；

(2) 考慮派付末期股息(如有)；

(3) 考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4) 商議任何其它業務。

承董事會命
愛達利網絡控股有限公司
主席
山度士

香港，二零零一年九月十日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登七日。

* 僅供識別